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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 5)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   144577 10 3
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                                 (CUSIP Number)

                             Douglas A. P. Hamilton
                             Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 20, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 144577 10 3
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Douglas A. P. Hamilton

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]

                                                                         (b) [X]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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                7   SOLE VOTING POWER

                    881,048 Shares (92,006 of which are issuable upon the exercise of a warrant and 10,834 of which are issuable upon the exercise of certain options)

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                8   SHARED VOTING POWER
  NUMBER OF
   SHARES           0 Shares
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON            881,048 Shares (92,006 of which are issuable upon the
   WITH             exercise of a warrant and 10,834 of which are issuable upon the exercise of certain options)

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 Shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     881,048 Shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

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14   TYPE OF REPORTING PERSON*

     IN
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INTRODUCTORY NOTE.

                  This Amendment No. 5 to Schedule 13D is being filed on behalf Douglas A. P. Hamilton ("Mr. Hamilton") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Hamilton on August 21, 1997 and amended by Amendment No. 1 dated September 3, 1997, Amendment No. 2 dated November 18, 1997, Amendment No. 3 dated January 8, 1998 and Amendment No. 4 dated December 15, 1999 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  As of March 14, 2002, Mr. Hamilton beneficially owns an aggregate of 881,048 shares of Common Stock (approximately 6.9% of the 14,151,383 shares deemed to be outstanding as of February 20, 2002 (consisting of 14,140,549 shares of Common Stock, 92,006 warrants to purchase Common Stock and 10,834 options that are exercisable within 60 days)). Mr. Hamilton is the sole beneficiary, for the first five years, of the Douglas A.P. Hamilton 1997 GRAT (the "GRAT"), which beneficially owns an aggregate of 200,000 shares of Common Stock. Mr. Hamilton is also among the beneficiaries of a charitable remainder trust that is the limited partner of DAPHAM Partnership L.P. (the "Partnership"), which beneficially owns 395,960 shares of Common Stock. Certain trusts established for the benefit of Mr. Hamilton's children (the "Trusts") beneficially own 143,472 shares of Common Stock. Mr. Hamilton disclaims the beneficial ownership of the Common Stock held by the GRAT, the Partnership and the Trusts.

                  On February 20, 2002, the Company consummated the transactions contemplated by a Securities Purchase Agreement dated February 20, 2002 (the "2002 Securities Purchase Agreement") among the Company, Mellon Ventures, L.P. ("Mellon") and Steven A. Webster (excluding the Company, the "2002 Investors"). Such transactions included (i) the payment by the 2002 Investors of an aggregate purchase price of $6,000,000, (ii) the sale of 60,000 shares of Series B Convertible Participating Preferred Stock (the "Series B Preferred Stock") the terms of which are set forth in the Statement of Resolution Establishing Series of Shares designated Series B Convertible Participating Preferred Stock (the "Statement of Resolution") and which include the right to convert such shares into Common Stock, par value $0.01 (the "Common Stock") of the Company (the "Underlying Shares") at a price of $5.70 per share, subject to adjustments, to the 2002 Investors pursuant to the terms of the 2002 Securities Purchase Agreement and (iii) the sale of warrants (the "2002 Warrants") to purchase up to 252,632 shares of the Company's Common Stock (the "2002 Warrant Shares") at the exercise price of $5.94 per share, subject to adjustments, to the 2002 Investors pursuant to the terms of Warrant Agreement dated February 20, 2002 (the "2002 Warrant Agreement") among the Company, Mellon and Steven A. Webster, (iv) the execution of the Shareholders Agreement dated February 20, 2002 (the "2002 Shareholders Agreement") among the Company, Mellon, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P., (v) the execution of the Registration Rights Agreement dated February 20, 2002 ("2002 Registration Rights Agreement") among the Company, Mellon and Steven A. Webster and (vi)



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the execution of a Compliance Sideletter dated as of February 20, 2002 by and between the Company and Mellon (the "2002 Compliance Sideletter").

                  The parties to the 2002 Shareholders Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of February 20, 2002, be deemed to beneficially own an aggregate of 8,693,942 shares of Common Stock, or approximately 53.6% of the total number of shares of the Company's Common Stock deemed to be outstanding as of February 20, 2002. Mr. Hamilton disclaims the beneficial ownership of any Common Stock owned by such other parties. For a description of the 2002 Shareholders Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Hamilton has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the 2002 Shareholders Agreement and the Shareholders Agreement dated December 15, 1999 as described in the Original Statement). Dorothy C. Hamilton has the sole voting power and the sole power to dispose or direct the disposition of the Common Stock held by the Trusts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Under the 2002 Shareholders Agreement, each of S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership, L.P. and Mellon have agreed to cause certain transfers to be bound by the 2002 Shareholders Agreement.

                  The 2002 Shareholders Agreement provides that if the holders of at least 51% of the Common Stock then outstanding approve a merger, Sale (as defined in the 2002 Shareholders Agreement) of the Company or sale of all or substantially all of the assets of the Company (an "Approved Sale"), each holder of Series B Preferred Stock will consent to, vote for and raise no objection against the Approved Sale as a holder of Series B Preferred Stock if the consummation of such Approved Sale will constitute a Change of Control (as defined in the Statement of Resolutions) or the Approved Sale is a reincorporation merger, subject to certain conditions.

                  If S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership L.P. or certain transferees thereof (each a "Founder Shareholder") desires to make certain transfers of shares of Common Stock that are not Public Sales (as determined in the 2002 Shareholders Agreement), such Founder Shareholder must allow Mellon "tag-along rights" whereby Mellon has the option also to include shares in the transfer. If the prospective transferee is unwilling or unable to acquire all such shares, then the transferring Founder Shareholder may either cancel the proposed transfer or allocate on a proportional basis the number of shares the prospective transferee is willing to acquire among the transferring Founder Shareholder and Mellon.





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                  Under the 2002 Shareholders Agreement, the Company has granted to Mellon and Mr. Webster preemptive rights to purchase certain (i) equity securities, (ii) debt securities, (iii) options, warrants and other rights to acquire each of such securities and (iv) common stock equivalents convertible into or exchangeable for equity securities issuable by the Company, provided that securities issued pursuant to equity incentive plans, securities issued in certain public offerings, securities issued as consideration in a merger, business combination or acquisition, certain securities issued upon conversion of other securities, the 2002 Warrant Shares and Underlying Shares, pay-in-kind dividends of Series B Preferred Stock and certain distributions of securities are all excluded from this right.

                  The preemptive rights and tag-along rights under the 2002 Shareholders Agreement terminate upon the first to occur of (a) notice of termination by holders of 50% of the Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the 2002 Warrants, (b) certain sale transactions involving the Company or (c) the time Mellon (or certain of its transferees) owns less than 50% of the shares issuable upon conversion of the Series B Preferred Stock and exercise of the 2002 Warrants.

                  The 2002 Registration Rights Agreement provides registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock and the exercise of the 2002 Warrants held by Mellon and Mr. Webster (the "2002 Investor Registrable Securities"). The Company may be required to effect one demand registration, subject to certain conditions and limitations. A shareholder owning not less than 51% of the then-outstanding shares of 2002 Investor Registrable Securities issuable upon conversion of the Series B Preferred Stock purchased by Mellon and upon exercise of the 2002 Warrants issued to Mellon (the "Mellon Registrable Shares") may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Mellon Registrable Securities then outstanding. The holders of the registration rights also have limited rights to require the Company to include their shares of Common Stock in connection with certain other offerings registered by the Company. The registration rights will terminate as to any holder of 2002 Investor Registrable Securities at such time as such holder may sell under Rule 144(k) all 2002 Investor Registrable Securities then held by such holder. This agreement requires the investor parties to this agreement to agree to certain lock-up restrictions in connection with certain public offerings registered by the Company.

                  The Company agreed in a 2002 Compliance Sideletter with Mellon to, among other things, use commercially reasonable efforts to assist Mellon in remedying or preventing certain regulatory problems of Mellon that may be asserted by the Small Business Administration, the Federal Reserve Board, the Controller of Currency or any other governmental regulatory agency concerned with the regulation of banks or financial services institutions. These actions include without limitation, assisting in facilitating certain transfers, and permitting Mellon to exchange voting securities for similar non-voting securities. The Company also agreed with Mellon to comply with certain small business administration and other regulations and to provide information relating thereto to Mellon.

                  Each of the Company's six directors who have indemnification agreements, including Mr. Hamilton, entered into an amendment to such indemnification agreement that provides that nothing in the 2002 Shareholders Agreement or in the transactions contemplated by



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the 2002 Securities Purchase Agreement will constitute a "Change of Control"
within the meaning of such term in each such director's indemnification agreement.

                  The Company also amended its Amended and Restated Bylaws (the "Bylaws") to provide that nothing in the 2002 Shareholders Agreement or in the transactions contemplated by the 2002 Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in the bylaws.

                  The descriptions of the 2002 Securities Purchase Agreement, the Statement of Resolution, the 2002 Shareholders Agreement, the 2002 Warrant Agreement, the 2002 Registration Rights Agreement, the 2002 Compliance Sideletter, the form of amendment to the indemnification agreements and the amendment to the Company's Amended and Restated Bylaws do not purport to be complete and are qualified in their entirety by provisions of each such agreement, copies of which have been filed as Exhibits 22, 23, 24, 25, 26, 27, 28, and 29, respectively, and which are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 22 Securities Purchase Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven A. Webster (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 23 Statement of Resolution dated February 20, 2002 establishing the Series B Convertible Participating Preferred Stock providing for the designations, preferences, limitations and relative rights, voting, redemption and other rights thereof (incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 24 Shareholders Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P., Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit
                           99.3 to the Company's Form 8-K dated February 20,
                           2002).

         Exhibit 25 Warrant Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven A. Webster (including Warrant Certificate) (incorporated herein by reference to Exhibit 99.4 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 26 Registration Rights Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven
                           A. Webster (incorporated herein by reference to Exhibit 99.5 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 27 Compliance Sideletter dated as of February 20, 2002 between the Company and Mellon Ventures, L.P. (incorporated herein by reference to Exhibit 99.6 to the Company's Form 8-K dated February 20, 2002).





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         Exhibit 28        Form of Amendment to Director Indemnification
                           Agreement (incorporated herein by reference to Exhibit 99.8 to the Company's Form 8-K dated February 20, 2002).

         Exhibit 29 Amendment No. 3 to the Company's Amended and Restated Bylaws (incorporated herein by reference to Exhibit
                           3.1 to the Company's Form 8-K dated February 20,
                           2002).




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                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March  28, 2002.


                                            /s/ Douglas A.P. Hamilton
                                            ------------------------------------
                                            Douglas A. P. Hamilton




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